Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 16 April 2001

2002 Roche Annual General Meeting

DeAnne Julius and Horst Teltschik elected as new members of the Board

Fifteenth consecutive annual dividend increase

The Annual General Meeting of Roche Holding Ltd took place in Basel on 16 April. It was attended by 626 shareholders, representing 130,724,348, or 81.7 percent, of a total of 160,000,000 shares.

The shareholders' meeting approved the annual report and financial statements for 2001 and voted to pay an annual dividend of 1.30 Swiss francs per share and non-voting equity security, an increase of 13 percent. This is the fifteenth dividend increase in as many years.

Rolf Hänggi and Peter Brabeck-Letmathe were re-elected to the Board of Directors for four-year terms of office. In addition, the American economist DeAnne Julius and the German political scientist Horst Teltschik, Chairman of the Board of the Quandt Foundation, were elected as new members of the Board.

In his address to the shareholders Roche chairman and CEO Franz B. Humer reaffirmed the decision to demerge the Vitamins and Fine Chemicals Division and reported that preparations were moving ahead on schedule, adding that, "as a strongly focused healthcare company, Roche will be in an even better position to supply innovative solutions for unmet medical needs, thus delivering sustainable value for patients, employees and shareholders. Strong Diagnostics and Pharmaceuticals divisions, working together wherever this makes sense in medical, health economic and commercial terms, are critical for our future success."

dlw 4/23

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Dividend for 2001

On 16 April 2002 the Annual General Meeting of Roche Shareholders voted to distribute an ordinary dividend of CHF 1.30 gross per share and non-voting equity security *(Genussschein)* for 2001. This amounts to a net dividend of CHF 0.845 after deducting the 35% withholding tax due on the distribution.

The ordinary dividend will be payable, free of charges, starting 19 April 2002 on presentation of **Coupon # 1** at UBS AG, Basel and Zurich, Credit Suisse First Boston/ Credit Suisse, Zurich, any Swiss branch of these banks or our Basel offices.

Basel, 18 April 2002
Roche Holding Ltd

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 16 April 2002

First-quarter sales growth at Roche in line with guidance

- **Sales in Pharmaceuticals Division increase 6% in local currencies and 5% in Swiss francs**
- **Prescription drug sales up 7% in local currencies and 6% in Swiss francs**
- **Diagnostics Division continues to record dynamic growth: sales rise 11% in local currencies and 9% in Swiss francs**
- **As previously announced, the Roche Group expects mid- to high single-digit growth to continue through rest of year**

January to March 2002	2002 in mCHF	2001 in mCHF	in CHF	% Change in local currencies
Pharmaceuticals	**4,714**	**4,488**	**5**	**6**
Roche prescription	3,545	3,453	3	4
Genentech prescription	780	626	25	23
Total prescription	4,325	4,079	6	7
OTC	389	409	-5	-3
Diagnostics	**1,790**	**1,644**	**9**	**11**
Vitamins and Fine Chemicals	**862**	**888**	**-3**	**-2**
Roche Group	**7,366**	**7,020**	**5**	**6**

The Roche Group recorded sales of 7.4 billion Swiss francs in the first three months of 2002, for an increase of 6% in local currencies and 5% in Swiss francs over the previous year period. Growth was driven by the Pharmaceuticals Division, where sales advanced 6% in local currencies (+5% in CHF), and the Diagnostics Division, which posted an 11% gain in local currencies (+9% in CHF). Sales by the Vitamins and Fine Chemicals Division declined 2% in local currencies (-3% in CHF) in a highly

competitive marketplace; the Group is currently reviewing strategic options for the division. Excluding the vitamins business, the Group's two core divisions posted 8% growth in local currencies and 6% growth in Swiss francs.

Pharmaceuticals Division — prescription drug sales increase 7% in local currencies; major milestones achieved in obtaining new drug approvals

In the first quarter of 2002 total sales by the Pharmaceuticals Division advanced 6% in local currencies to 4,714 million Swiss francs; expressed in francs, the increase was 5%. Sales of prescription medicines (total pharma sales excluding OTC) were up 7% in local currencies (+6% in CHF) from the first quarter of 2001. In Japan and Latin America sales rose 11% and 5% respectively, outpacing average growth in these markets by a significant margin. North American sales increased 13%, and in Europe sales were up 2%.

Increased prescription drugs sales were fuelled in particular by the Group's leading oncology products Xeloda (+160%), MabThera (+51%) and Herceptin (+37%). NeoRecormon (+27%), Dilatrend (+23%), CellCept (+16%) and Rocephin (+27%) also experienced very dynamic growth. These gains contrasted with declining sales of Roaccutan/Accutane (-11%), Xenical (-17%) and Kytril (-18%). Roche achieved a number of major milestones in Europe during the first quarter: MabThera and Xeloda, two innovative anticancer medicines, were approved for marketing, and our novel hepatitis C medicine, Pegasys, and our oral influenza drug, Tamiflu, were recommended for approval.

- **Xeloda, MabThera and Herceptin deliver dynamic growth**

Helped by strong sales of its anticancer medicines, Roche's Pharmaceuticals Division reinforced its leading position in oncology. Thanks to continued double-digit sales growth, MabThera, the first humanised monoclonal antibody for cancer, is now Roche's top-selling medicine — just five years after being launched in its first market. In March MabThera received EU regulatory approval for the treatment of aggressive non-Hodgkin's lymphoma (NHL), underscoring the large market potential of this product. Sales of Xeloda, a tumour-selective anticancer medicine, rose 160%. US regulatory clearance for use in metastatic breast cancer and EU approval will increase prescriptions of his product. Sales of Herceptin, a monoclonal antibody for breast cancer, increased by more than one-third. Sales of the antiemetic Kytril were down for the period, in part because of heavy price competition in the United States; outside the US sales advanced 12%. Starting in mid-2002, Roche will co-market Kytril with Chugai in Japan, a move that will significantly strengthen marketing support for the product. NeoRecormon, a recombinant growth factor used to treat anemia in patients with cancer and kidney disease, posted a 27% rise in sales. The flexibility the product offers

for individualising treatment and approval of a new (once weekly) dosing schedule are the main reasons for NeoRecormon's growing success. In March Roche signed a licensing agreement with California-based Gryphon Sciences to develop and market a new medicine to stimulate the production of red blood cells.

- **Progress in virology — Pegasys recommended for approval in the European Union**

The recent recommendation by the Committee for Proprietary Medicinal Products (CPMP) in favour of approving Pegasys in the European Union marks a major milestone for this treatment for hepatitis C. Following final marketing authorisation, which is expected for the middle of this year, the product will be launched throughout Europe. Already commercially available in roughly 20 countries (including Switzerland, Brazil and Mexico), Pegasys has been well received by doctors and patients and is experiencing steadily rising sales. Additional data will be submitted to the US authorities, as planned, in mid-April; marketing approval in the United States is anticipated in the fourth quarter of 2002. Sales of Tamiflu, the market leader for the treatment and prevention of influenza A and B, showed a first-quarter gain of 6%. In March the EU regulatory authorities issued a positive recommendation for the use of Tamiflu to treat and prevent influenza in adults and adolescents. Roche accordingly expects to launch Tamiflu in Europe in time for the next flu season. Although first-quarter sales of the anti-HIV medicine Viracept showed a 10% increase, growth projections for the product remain moderate, in particular because of the price reductions in Brazil and an increasingly competitive protease inhibitor market. Valcyte, a new oral medicine for CMV retinitis, was recommended in Europe for approval for the treatment of CMV retinitis in patients with AIDS. This decision underscores the positive growth outlook for the Cymevene/Valcyte product family, which posted a 21% increase in sales in the first quarter of 2002.

- **Double-digit sales growth for Rocephin and CellCept; sales of Xenical decline**

Rocephin sales were up by more than 25% from the first quarter of 2001, reflecting both a seasonal increase in respiratory infections and last year's weak first-quarter performance; growth was led by solid a increase in the United States, which accounted for more than half of Rocephin sales. CellCept became the leading immunosuppressant in the United States, as sales rose 16%. Thanks to its good tolerability profile, CellCept is establishing itself as the cornerstone of effective long-term immunosuppressive therapy in organ transplant recipients. CellCept makes it possible to reduce the use of more toxic drugs and prolongs transplant and patient survival. In early April 2002 Roche signed an agreement with Canadian-based Isotechnika Inc. to co-develop its innovative transplantation medicine; the drug is currently in phase II clinical testing. As a result of various factors, first-quarter Xenical sales suffered a disappointing 17% decline. The growth prospects nevertheless remain unchanged, and Roche is confident that it can put Xenical back on the growth

track. In March the EU authorities recommended expanding the labelling on Xenical to include data on the medicine's benefits in obese patients with type 2 diabetes.

- **Double-digit sales growth for NeoRecormon and Dilatrend, decline in sales of Roaccutan/Accutane**

Sales of Roaccutan/Accutane declined 11%, due primarily to tighter prescribing restrictions in the United States. So far, despite expiry of the drug's US patent in February 2002, no generic competitors have appeared on the market. Roche continues to work closely with the US authorities to develop a programme that addresses all safety concerns associated with prescribing Roaccutan/Accutane. Sales of Dilatrend rose 23%, due especially to the drug's proven efficacy across the entire spectrum of heart failure conditions. The product benefited from positive results obtained in clinical trials and supplemental approval for use in patients with severe chronic heart failure.

Sales by Roche Consumer Health were down 3% in local currencies and 5% in Swiss francs. The economic crisis in Argentina had a negative impact on OTC sales, which also suffered from a slow start in the United States.

Diagnostics Division — sustained dynamic performance and further consolidation of leadership in diabetes segment

The Diagnostics Division continued its dynamic growth in the first quarter of 2002, again outpacing the market by a wide margin as sales advanced 11% in local currencies and 9% in Swiss francs. Growth in all regions was well above the market average, with the division posting gains both in the United States and in the Asia–Pacific region — notably Japan, where sales increased by over 30% despite a contracting market. The Accu-Chek line of products marketed by Roche Diabetes Care and the Amplicor tests for hepatitis C and HIV remained the key growth drivers.

Sales by Diabetes Care were up 10% in local currencies thanks to Accu-Chek Active and Accu-Chek Compact, new glucose meters that have enabled Roche Diagnostics to further strengthen its global leadership in the market for blood glucose monitoring products. Both products combine fast glucose readings with user-friendly operation and are the result of Roche Diagnostics' strategy of providing solutions tailored to the specific needs of increasingly well-defined customer categories. The acquisition of Amira Medical in November 2001 was a key factor in consolidating and expanding the division's strong position in the integrated spot monitoring segment of the diabetes market. This new technology aims to combine blood-sampling and glucose measurement in a single step, making test products even more user-friendly.

Roche Applied Science posted an 8% year-on-year sales increase in local currencies and again extended its lead over the competition in the fast-growing market for real-time PCR systems used in gene analysis. The first quarter saw launches of the first LightCycler-based products for detecting genetically modified organisms in food. Demand for such tests is particularly strong in Europe.

With local-currency growth of 12%, the three business areas linked together in the Lab Network organisation, Centralized Diagnostics, Near Patient Testing and Molecular Diagnostics, were major contributors to the division's successful first-quarter performance. Despite a difficult market environment Roche Centralized Diagnostics again outperformed the market, recording an 8% increase in local-currency sales overall and double-digit gains in the United States and the Asia-Pacific region. Growth was driven by extensions to the Modular Analytics, Elecsys and Integra product lines and by a number of new assays, including proBNP, a test for a marker for heart failure.

Roche Near Patient Testing also helped to underscore Roche Diagnostics' global leadership. Its 8% local-currency sales increase was fuelled by a 40% gain in the coagulation monitoring segment. The Hospital Point of Care and Primary Care businesses posted single-digit growth. Near Patient Testing's information technology products, the basis for comprehensive networking in the laboratory and patient self-testing areas, are becoming increasingly important.

Roche Molecular Diagnostics again increased its market share, the 27% gain on sales of its cutting-edge products yet another indicator of Roche Diagnostics' leadership. The main growth drivers were the PCR-based tests for hepatitis and HIV. Sales in the blood-screening segment showed healthy growth, particularly in Japan and Canada. PCR tests for other infectious diseases and initial assays for Cobas TaqMan, a next-generation analyser based on innovative technology, are additional key elements in Molecular Diagnostics' strategy for sustained growth.

Vitamins and Fine Chemicals Division — sales down slightly; new-product successes

Sales by the Vitamins and Fine Chemicals Division declined 2% in local currencies and 3% in Swiss francs in the first quarter of 2002. As expected, economic conditions had a dampening effect on the January and February figures, especially in Europe. Sales improved towards the end of March, however. The positive growth trend in North America continued. New products continued to account for an increasing share of total sales, with products for human use, such as lutein, natural source vitamin E and the new sunscreen agent Parsol SLX, and the animal nutrition segment performing particularly well. In the animal nutrition segment enzyme products and Hy.D, a vitamin D metabolite used in poultry farming, made very strong contributions. The division is continuing the investment programme aimed at expanding both its market share and its cost leadership.

Outlook

Commenting on the first-quarter figures, Roche Chairman and CEO Franz B. Humer said, "This result puts us well within the range of our previously announced expectations. Our preparations for the demerger of the Vitamins Division, which are moving ahead on schedule, planning for the integration of Chugai in Japan, the recent strengthening of our transplant medicine business and the positive decisions by the EU regulatory authorities are important milestones as we work to further reinforce Roche's position as an innovative, strongly focused healthcare company."

Roche confirmed the expectations it announced at the end of February 2002: Barring extraordinary events, it anticipates that overall sales growth for the current year will be in the mid- to high single-digit range and expects to see another slight improvement in Group operating and EBITDA margins. The Company anticipates a marked decrease in net financial income for the year.

For 2002 the Pharmaceuticals Division expects mid-single-digit sales growth, with stable operating and EBITDA margins. Over the next three years the division's operating margin is expected to move up towards 25%.

For the current year Roche Diagnostics expects a double-digit increase in sales and a further expansion of its market leadership. The division has lifted its operating margin from 12.0% in 1999 to 14.4% in 2001 and aims to raise it over the next five years to slightly better than 20%.

In 2002 the Vitamins and Fine Chemicals Division expects sales growth to be in the low single-digit range, as it continues to operate in a difficult economic environment. The division aims to maintain its operating and EBITDA margins. Roche is currently reviewing strategic options outside the Group for its vitamins business.

1. Quarterly sales growth[1] by Division in 2001 and 2002

	Q2 2001 vs. Q2 2000	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001
Group	10%	10%	10%	6%
Pharmaceuticals	11%	10%	12%	6%
Roche Prescription	8%	8%	10%	4%
Genentech Prescription	35%	36%	38%	23%
Total Prescription	12%	12%	14%	7%
OTC	4%	-1%	-1%	-3%
Diagnostics	13%	13%	11%	11%
Vitamins and Fine Chemicals[2]	0%	5%	-1%	-2%

[1] *in local currencies*

2. Top 20 prescription medicines quarterly sales growth[1,2] in 2001 and 2002

	Q2 2001 vs. Q2 2000	Q3 2001 vs. Q3 2000	Q4 2001 vs. Q4 2000	Q1 2002 vs. Q1 2001
MabThera/Rituxan	87%	83%	87%	51%
Rocephin	65%	-1%	-5%	27%
Roaccutan/Accutane	-30%	-5%	-1%	-11%
Cellcept	76%	37%	38%	16%
Herceptin	43%	50%	68%	37%
NeoRecormon	11%	17%	26%	27%
Xenical	10%	8%	-1%	-17%
Nutropin/Protropin	25%	11%	7%	22%
Kytril	-	-	-	-18%
Xeloda	119%	115%	74%	160%
Cymevene/Valcyte	20%	27%	50%	21%
Viracept	20%	-16%	-17%	10%
Pulmozyme	1%	14%	2%	7%
Dilatrend	15%	30%	20%	23%
Activase/TNKase	-8%	-4%	-11%	-17%
Lexotan	-3%	-3%	-2%	-3%
Torem	21%	21%	-4%	28%
Tamiflu	-	102%	456%	6%
Madopar	-1%	4%	5%	3%
Neupogen	0%	3%	11%	-28%

[1] *Roche and Genentech combined* [2] *in local currencies*

3. **Top 20 prescription medicines sales[1] and growth[2] in the first quarter of 2002, US and non-US sales**

	Total		US		Non-US	
	CHF m	%	CHF m	%	CHF m	%
MabThera/Rituxan	526	51%	414	44%	112	86%
Rocephin	524	27%	330	48%	194	3%
Roaccutan/Accutane	315	-11%	215	-15%	100	-2%
Cellcept	261	16%	137	6%	124	29%
Herceptin	223	37%	133	10%	90	104%
Neo Recormon	216	27%	-	-	216	27%
Xenical	200	-17%	56	-18%	144	-16%
Nutropin/Protropin	117	22%	114	22%	3	18%
Kytril	108	-18%	57	-35%	51	12%
Xeloda	104	160%	64	174%	40	141%
Cymevene/Valcyte	89	21%	66	28%	23	6%
Viracept	86	10%	-	-	86	10%
Pulmozyme	80	7%	48	10%	32	3%
Dilatrend	78	23%	-	-	78	23%
Activase/TNKase	77	-17%	71	-18%	6	-3%
Lexotan	63	-3%	-	-	63	-3%
Torem	62	28%	39	33%	23	22%
Tamiflu	61	6%	21	7%	40	5%
Madopar	58	3%	-	-	58	3%
Neupogen	56	-28%	-	-	56	-28%

[1] Roche and Genentech combined *[2] in local currencies, compared to Q1 2001*

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 15 April 2002

New promising drug added to Roche's strong HIV Portfolio

Roche signs agreement to in-license Medivir's novel HIV/ AIDS treatment

Roche announced today that it has signed an agreement with the Swedish biotech company, Medivir, for the in-licensing of its innovative HIV treatment MV026048. MV026048 is a non-nucleoside reverse transcriptase inhibitor (NNRTI) which is in pre-clinical development and is expected to enter phase 1 clinical studies in 2003.

In contrast to the currently marketed NNRTIs, preclinical data for MV026048 indicate that this new generation compound has a unique resistance profile. The importance of this is that the current NNRTIs share extensive cross resistance, meaning that when one member of the class fails, patients are unlikely to obtain any benefit from the other currently approved NNRTIs. MV026048's unique resistance profile could make it an important option for a significant number of people with HIV.

Under the terms of the agreement Roche will make up-front and milestone payments to Medivir totalling US$ 42 million should the product reach the market. In addition, Roche will pay royalties on sales. Roche will have responsibility for the development of the drug and the exclusive worldwide marketing rights to MV026048 with the exception of the Nordic Territory (Denmark, Finland, Iceland, Norway and Sweden) which will be maintained by Medivir.

"Roche has a very strong presence in the HIV disease area through our HIV protease inhibitors Viracept and Invirase/Fortovase" stated William M. Burns, Head of Roche Pharmaceuticals. "Our strategy is to discover and develop drugs that address key unmet medical needs such as the rapid increase in HIV drug resistance. Building upon the in-licensing of another unique HIV drug, T-20 which is now completing phase III clinical studies, the acquisition of MV026048 represents an important step in our strategy to address this challenge".

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

"The signing of this licensing agreement represents an important milestone for Medivir" stated Jonas Frick, CEO of Medivir. "It is a clear signal of the confidence Roche has in our compounds and in the scientific expertise of our company. It is rewarding for Medivir that we have been able to rapidly bring to this stage of development a compound that may bring new hope to people living in the shadow of drug resistant HIV".

Roche in HIV

Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of award winning new drugs and diagnostic technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

About the Medivir group

Medivir is an innovative and specialised research company active in the pharmaceuticals sphere, located in Cambridge, UK, and Huddinge, Sweden. Medivir's research focuses on the development of new pharmaceutical compounds as inhibitors of target enzymes with protease or polymerase activity. Visit the Medivir www.medivir.com website.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life. For more information on Roche and its commitment to research in HIV, visit the: roche-hiv.com website.

Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 16 April 2002

Roche Diagnostics comments on developments in Igen litigation
As expected final judgement confirmed;
Roche plans to appeal

The judge of the United States District Court of Maryland today ruled on post-trial motions in the litigation brought by Igen International, Inc. (Igen) over claims related to the licensing of Igen's Origen technology to Roche Diagnostics GmbH. The judge denied all motions of Roche and the motion of Igen regarding the counterclaim.

As previously announced, Roche strongly believes that the awarded damages are out of proportion and plans to appeal to protect its rights to the technology and products in the immunodiagnostics market.

"While we disagree with many elements of the judgement and are planning to appeal, we are nonetheless encouraged that it has clarified several issues. Notably, we are pleased that Igen will not be able to access or license our Elecsys products in the Roche field of central hospital laboratories, clinical reference laboratories and blood banks, which represents approximately 90% of the immunodiagnostics market," said Manfred Baier, Head of Lab Network, a business area of Roche Diagnostics.

Elecsys is the Roche product line resulting from the company's development of Igen's original Origen technology. This ECL technology development effort was initiated in 1992 by Boehringer Mannheim, which was acquired by Roche in 1998. Roche emphasized its view that it is in the interest of both companies, Roche and Igen, to continue to work together to realize the full value of their position in the immunodiagnostics market. Baier commented: "Elecsys products provide value to Roche customers, and the royalties their sales revenue generate are important to Igen. We have made it clear that we wish to continue our partnership with Igen, and are confident that we

have taken and will continue to take the proper steps to resolve this dispute fairly in order to keep this technology available for patients around the world."

In planning its appeal, the company is preparing to challenge issues including, among others, the finding of material breaches of the License Agreement, the award of punitive damages as well as their amount, and the definition of the level of the information that Roche Diagnostics is required to provide to Igen concerning improvements to the Origen technology.

Roche Diagnostics also said that it has already taken steps to ensure compliance with the court's orders. The company has revised its royalty reporting calculations and has emphasized to its affiliates the terms of the Licensing Agreement to ensure full compliance.

"We have devoted significant personnel and other resources to ensure that our relationship is properly managed and all court orders are fulfilled in a timely manner," said Baier. "Roche Diagnostics values its commercial partnerships and is committed to their success."

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, thus enhancing people's well-being and quality of life. Through the company's Diagnostics Division, innovative testing products and services are made available to physicians, patients, hospitals and laboratories worldwide. Centralized Diagnostics, a business area of Roche Diagnostics, has been a pioneer in laboratory diagnostics with over 50 years of innovative development in clinical chemistry, automated diagnostic systems and immunochemistry. Today, Roche Centralized Diagnostics develops new technologies and supplies integrated solutions for clinical laboratories worldwide - all designed to help customers provide a better service more efficiently and at lower cost.